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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
JUN 21 2004
WASH. D.C.
158
SECTION

**FORM 11-K**

(Mark one)

[X] **Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934**

For the period ended December 27, 2003


04033263

or

[ ] **Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934**

For the transition period from ______________ to ______________



Commission File Number 1-5057

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

BOISE CASCADE CORPORATION
RETIREMENT SAVINGS PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

BOISE CASCADE CORPORATION
1111 West Jefferson Street
P.O. Box 50
Boise, Idaho 83728

KPMG

KPMG LLP
Suite 600
205 North 10th Street
PO Box 7787
Boise, ID 83707-1787

## Report of Independent Registered Public Accounting Firm

To the Board of Directors and the Retirement Committee of Boise Cascade Corporation and the Plan Administrator of the Boise Cascade Corporation Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Boise Cascade Corporation Retirement Savings Plan (the Plan) as of December 27, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 27, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 27, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 27, 2003 in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Boise, Idaho
June 11, 2004

# BOISE CASCADE CORPORATION
# RETIREMENT SAVINGS PLAN
# STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

| | December 27, 2003 | December 27, 2002 |
|---|---|---|
| Investments: | | |
| Plan interest in Boise Cascade Corporation Master Trust | $ 188,152,583 | $ 155,204,032 |
| Accrued administrative expenses | (76,572) | (60,812) |
| Net assets available for benefits | $ 188,076,011 | $ 155,143,220 |

See accompanying notes to financial statements

# BOISE CASCADE CORPORATION
## RETIREMENT SAVINGS PLAN
## STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
## FOR THE PLAN YEAR ENDED DECEMBER 27, 2003

| | |
|---|---|
| Additions: | |
| Plan interest in Master Trust investment income: | |
| Net appreciation in fair value of investments | $ 16,970,765 |
| Dividend income | 114,923 |
| Interest income | 4,607,216 |
| Contributions: | |
| Participant | 16,195,675 |
| Company, net of forfeitures | 4,819,544 |
| | 42,708,123 |
| Transfers from other plans | 221,135 |
| Total additions | 42,929,258 |
| Deductions: | |
| Participant withdrawals | (9,445,268) |
| Administrative expenses | (551,199) |
| Total deductions | (9,996,467) |
| Net increase | 32,932,791 |
| Net assets available for benefits, beginning of year | 155,143,220 |
| Net assets available for benefits, end of year | $ 188,076,011 |

See accompanying notes to financial statements.

BOISE CASCADE CORPORATION
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

## 1. DESCRIPTION OF PLAN

The following brief description of the Boise Cascade Corporation Retirement Savings Plan (Plan) is provided for general information purposes only. Participants should refer to the Summary Plan Description and the Plan document for more complete information.

GENERAL. The Plan is a defined contribution plan containing a "cash or deferred arrangement" as described in Section 401(k) of the Internal Revenue Code of 1986 (Code) which covers certain employees, subject to collective bargaining arrangements as defined in the Plan, of Boise Cascade Corporation and its subsidiaries (Company). Employees at locations and job categories covered by the Plan are eligible to participate in the Plan. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is intended to be an "individual account plan" in accordance with Section 404(c) of ERISA, and is intended to satisfy the requirements of Department of Labor Regulation § 2550.404c-1.

CONTRIBUTIONS. Effective January 31, 2002, participants may contribute to the Plan, in whole percentages, 1% to 25% of eligible compensation subject to limitations set forth in the Code. Prior to January 31, 2002, participants were allowed to contribute up to 18% of eligible compensation subject to limitations set forth in the Code. Contributions may be made on a before-tax basis, after-tax basis, or both. Participant contributions may be matched by the Company at rates which vary by location and job category.

PARTICIPANT ACCOUNTS. Each participant's account is credited with the participant's contribution, the Company's matching contribution, if any, and an allocation of Plan earnings and expenses based on the relative account balances and investment funds in which the participant's account is invested. The benefit to which a participant is entitled is the amount of the participant's vested account balance.

VESTING. Participants are immediately vested in their contributions and earnings thereon. Company matching contributions and earnings thereon vest after a three-year period. However, regardless of a participant's years of service or contribution, a participant is 100% vested upon his or her 65th birthday, death, or disability while employed, or termination of employment as a result of the sale or permanent closure of the participant's location or division. Amounts not fully vested are forfeited and used to reduce the amount of current company contributions to the Plan. The amount of forfeitures used to reduce company contributions for the year ended December 27, 2003, was $51,068.

INVESTMENT OPTIONS. Upon enrollment in the Plan, participants may direct their contributions to any of the following investment options. The investment managers for each fund, as of the date of these financial statements, are listed below.

| Fund | Investment Manager(s) |
|---|---|
| Interest Income Fund | INVESCO Institutional (N.A.), Inc. |
| Bond Fund | Blackrock Financial Management, Inc. |
| Balanced Fund | Blackrock Financial Management, Inc.<br>Dimensional Fund Advisors, Inc.<br>Next Century Growth Investors, L.L.C.<br>Southeastern Asset Management, Inc.<br>State Street Global Advisors<br>TCW Asset Management Company |
| Russell 2000 Index Equity Fund | State Street Global Advisors |
| Russell 3000 Index Equity Fund | State Street Global Advisors |
| S&P 500 Index Fund | State Street Global Advisors |
| Diversified Equity Fund | Dimensional Fund Advisors, Inc.<br>Next Century Growth Investors, L.L.C.<br>Southeastern Asset Management, Inc.<br>State Street Global Advisors<br>TCW Asset Management Company |
| Aggressive Equity Fund (Eliminated effective June 25, 2004) | Alliance Capital Management, L.P. |
| International Equity Fund | Harris Associates, L.P.<br>Oechsle International Advisors, L.L.C. |
| Boise Cascade Corporation Common Stock Fund | State Street Global Advisors |
| Self-Managed Account Fund | Individual participants |

Investments in these funds include corporate debt and equity securities; interests in pooled or collective investment funds; mutual funds; interest rate contracts with banks, insurance companies, and corporations; and government obligations. Investments are made in accordance with guidelines in the Plan document, the Master Trust Agreement between State Street Bank and Trust Company, as trustee, and the Company, and in accordance with investment policies established by the Company and incorporated into investment management agreements with each investment manager. The Company sends participant contributions to the trustee as soon as administratively feasible and the trustee invests participants' contributions, and earnings thereon, among the investment funds as directed by each participant.

Participants have the right to change the amount of their contributions, the investment funds in which contributions are invested, and transfer existing account balances among the Plan's investment funds on a daily basis.

PARTICIPANT LOANS. A participant may borrow the lesser of (1) $50,000 reduced by the highest outstanding loan balance during the previous 12 months, (2) 50% of his or her vested account balance in the before-tax, rollover, and Company contribution accounts, or (3) the total market value of the before-tax, after-tax, and rollover contribution accounts not invested in the Self-Managed Fund account, with a minimum loan amount of $1,000. Loans are repayable through payroll deductions over periods ranging from one to ten years. The plan administrator determines the interest rate, which is based on prevailing market conditions and is fixed over the life of the note. Interest rates on outstanding loans at December 27, 2003 and 2002 ranged from 4.0% to 9.5%.

PARTICIPANT WITHDRAWALS. On termination of employment, where an account balance is greater than $5,000, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or partial withdrawals or payments over varying periods. On termination of employment, where an account balance is $5,000 or less, a participant will receive a lump-sum amount equal to the value of the participant's vested interest in his or her account.

2. SUMMARY OF ACCOUNTING POLICIES

The Plan follows the significant accounting policies listed below:

BASIS OF ACCOUNTING. The financial statements of the Plan are prepared on the accrual method of accounting.

USE OF ESTIMATES. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

PAYMENT OF BENEFITS. Benefit payments to participants are recorded upon distribution.

EXPENSES. The Plan provides that all expenses of administration of the Plan shall be paid out of the assets of the Plan, except for those administration expenses paid by the Company. Substantially all expenses of administration of the Plan are paid by the Plan. Investment management fees and expenses incident to the purchase and sale of securities incurred by the investment funds of the Plan are paid from the assets of the fund to which they relate.

TRANSFERS FROM OTHER PLANS. During the Plan year ended December 27, 2003, certain participants transferred their account balances from other tax-qualified profit sharing/401(k) plans sponsored by previous employers, or from one of the other savings/401(k) plans offered by the Company, into the Plan.

FINANCIAL INSTRUMENTS. The Plan offers a number of investment options including the Boise Cascade Corporation Common Stock Fund and a variety of pooled investment funds, some of which are registered investment companies. The investment funds include U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. The Plan occasionally uses financial instruments, such as interest rate and stock index futures and forward exchange contracts to hedge interest rate, stock price, and foreign currency exposure (see Note 4). Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances.

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across eleven participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Boise Cascade Corporation Common Stock Fund, which invests in securities of a single issuer.

## 3. PLAN TERMINATION

While the Company has not expressed any intention to do so, it has the right to terminate the Plan at any time. In the event of Plan termination, participants will become fully vested in their accounts.

## 4. BOISE CASCADE CORPORATION MASTER TRUST

The Plan, together with the Boise Cascade Corporation Savings and Supplemental Retirement Plan and Qualified Employee Savings Trust, and the Company's defined benefit plans, participates in the Boise Cascade Corporation Master Trust (Master Trust), in proportion to its investment. The Plan's interest in the Master Trust is held by State Street Bank and Trust Company, the trustee. The fiscal year for the Master Trust ends on December 31, whereas the fiscal year for the Plan and the Company's other defined contribution plans referred to above, ends on December 27. At December 31, 2003 and 2002, the Plan's interest in the net assets of the Master Trust was approximately 8%. The investments presented in the following tables are stated at fair market value, except for the fully benefit responsive investment contracts recorded under "Fixed income securities," which are valued at contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

The assets and liabilities of the Master Trust as of December 31, 2003, are as follows:

| | | Nonparticipant Directed | | | |
|---|---|---|---|---|---|
| | | Employee Stock Ownership Plan Fund | | | |
| | Participant Directed | Allocated | Unallocated | Boise Cascade Corporation Defined Benefit Plans | Total Combined Funds |
| Investments: | | | | | |
| Equities: | | | | | |
| Common | $ 362,770,353 | $ – | $ – | $ 785,258,038 | $ 1,148,028,391 |
| Preferred | – | 167,204,118 | 18,098,101 | – | 185,302,219 |
| Fixed income securities: | | | | | |
| Traditional GICs | 31,987,221 | – | – | – | 31,987,221 |
| Synthetic GICs | 39,496,211 | – | – | – | 39,496,211 |
| Pooled separate accounts | 5,055,705 | – | – | – | 5,055,705 |
| Other fixed income securities | 382,644,687 | – | – | 329,828,164 | 712,472,851 |
| U.S. Government obligations | 9,508,901 | – | – | 51,386,425 | 60,895,326 |
| Limited partnerships | – | – | – | 75,466 | 75,466 |
| Cash and cash items | 42,749,189 | – | 949,472 | 82,682,521 | 126,381,182 |
| Participant loans receivable | 38,767,853 | – | – | – | 38,767,853 |
| Accounts receivable, accrued interest and dividends receivable | 4,354,015 | – | – | 39,251,091 | 43,605,106 |
| Employee stock ownership plan fund loan | – | – | (19,086,500) | – | (19,086,500) |
| Accrued administrative expenses | (430,103) | – | – | (1,156,546) | (1,586,649) |
| Accounts payable | (20,986,600) | – | – | (18,591,635) | (39,578,235) |
| Net assets available for benefits | $ 895,917,432 | $ 167,204,118 | $ (38,927) | $ 1,268,733,524 | $ 2,331,816,147 |
| Plan's proportionate share in Master Trust net assets available for benefits | 21% | 0% | 0% | 0% | 8% |

The assets and liabilities of the Master Trust as of December 31, 2002, are as follows:

| | | Nonparticipant Directed | | | |
|---|---|---|---|---|---|
| | | Employee Stock Ownership Plan Fund | | | |
| | Participant Directed | Allocated | Unallocated | Boise Cascade Corporation Defined Benefit Plans | Total Combined Funds |
| Investments: | | | | | |
| Equities: | | | | | |
| Common | $ 261,233,665 | $ – | $ – | $ 594,877,954 | $ 856,111,619 |
| Preferred | – | 154,451,127 | 38,176,565 | – | 192,627,692 |
| Fixed income securities: | | | | | |
| Traditional GICs | 38,376,488 | – | – | – | 38,376,488 |
| Synthetic GICs | 93,089,256 | – | – | – | 93,089,256 |
| Pooled separate accounts | 44,082,290 | – | – | – | 44,082,290 |
| Other fixed income securities | 267,528,494 | – | – | 353,546,063 | 621,074,557 |
| U.S. Government obligations | 2,607,160 | – | – | 15,503,799 | 18,110,959 |
| Limited partnerships | – | – | – | 89,409 | 89,409 |
| Cash and cash items | 30,018,818 | – | – | 64,754,931 | 94,773,749 |
| Participant loans receivable | 35,832,720 | – | – | – | 35,832,720 |
| Accounts receivable, accrued interest and dividends receivable | 2,832,498 | | – | 15,022,064 | 17,854,562 |
| Employee stock ownership plan fund loan | – | – | (51,448,000) | – | (51,448,000) |
| Accrued administrative expenses | (362,227) | – | – | (875,889) | (1,238,116) |
| Accounts payable | (8,811,463) | – | – | (46,584,893) | (55,396,356) |
| Net assets available for benefits | $ 766,427,699 | $ 154,451,127 | $ (13,271,435) | $ 996,333,438 | $ 1,903,940,829 |
| Plan's proportionate share in Master Trust net assets available for benefits | 20% | 0% | 0% | 0% | 8% |

Changes in the assets and liabilities of the Master Trust for the year ended December 31, 2003, are as follows:

| | | Nonparticipant Directed | | | |
|---|---|---|---|---|---|
| | | Employee Stock Ownership Plan Fund | | | |
| | Participant Directed | Allocated | Unallocated | Boise Cascade Corporation Defined Benefit Plans | Total Combined Funds |
| Net appreciation (depreciation) in fair value of investments: | | | | | |
| U.S. Treasury and stock index futures | $ – | $ – | $ – | $ (7,001,173) | $ (7,001,173) |
| Equities: | | | | | |
| Common | 78,988,640 | – | – | 238,762,346 | 317,750,986 |
| Fixed income securities | (3,531,002) | – | – | 10,436,333 | 6,905,331 |
| U.S. Government obligations | 3,027,527 | – | – | 9,681,973 | 12,709,500 |
| Limited partnerships | – | – | – | 422,402 | 422,402 |
| | 78,485,165 | – | – | 252,301,881 | 330,787,046 |
| Dividend income | 2,439,210 | 11,867,735 | 2,066,566 | 8,372,857 | 24,746,368 |
| Interest income: | | | | | |
| Traditional GICs | 1,567,763 | – | – | – | 1,567,763 |
| Synthetic GICs | 3,103,402 | – | – | – | 3,103,402 |
| Pooled separate accounts | 801,458 | – | – | – | 801,458 |
| Other interest | 29,198,321 | – | – | 20,451,074 | 49,649,395 |
| Interest expense | – | – | (3,872,767) | – | (3,872,767) |
| Net amounts contributed (withdrawn) by participating plans | 13,894,414 | 885,256 | 15,038,709 | (8,725,726) | 21,092,653 |
| Net increase | 129,489,733 | 12,752,991 | 13,232,508 | 272,400,086 | 427,875,318 |
| Balance at beginning of year | 766,427,699 | 154,451,127 | (13,271,435) | 996,333,438 | 1,903,940,829 |
| Balance at end of year | $ 895,917,432 | $ 167,204,118 | $ (38,927) | $ 1,268,733,524 | $ 2,331,816,147 |

The fair market value of the Plans' interest in the Master Trust is based on the beginning of year value of the Plans' interest in the Master Trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses. Generally, quoted market prices are used to value investments in the Master Trust. Equities, some fixed income securities, publicly traded investment funds, and U.S. Government obligations are valued by reference to published market prices. Investments in certain restricted stocks are valued at the quoted market price of the issuer's unrestricted common stock less an appropriate discount. If a quoted market price for restricted common stock of the issuer is not available, restricted common stocks are valued at a multiple of current earnings less an appropriate discount. The multiple chosen is consistent with multiples of similar companies based on current market prices. The Company common stock held by the Plans is valued at its quoted market price. Participant loans are valued at cost, which approximates fair market value. The Series D Preferred Stock held by the ESOP component of the Master Trust is valued annually by an independent third party.

Fully benefit-responsive guaranteed investment contracts (GICs) and synthetic guaranteed investment contracts (synthetic GICs), pooled separate accounts, and other fixed income securities (together, the Contracts) held in the Master Trust are reported at contract value as reported by the investment manager. The GICs are issued by a variety of insurance companies. The estimated fair value of the Contracts, based on current interest rates for similar investments with like maturities at December 31, 2003 and 2002, was approximately $15,881,375 and $24,437,987 more than the amounts reported. The synthetic GICs are investments that simulate the performance of a traditional GIC through the use of benefit-responsive wrapper contracts issued by insurance companies to provide market and cash flow protection at stated interest rates. The fair value of the synthetic GICs held in the Master Trust is comprised of wrappers totaling $(457,336) and $7,174,780 as of December 31, 2003 and 2002, respectively.

The Contracts held in the Master Trust have fixed, floating, or variable rates. Floating interest rates are based on various market indices plus or minus fixed spreads and are reset on a quarterly basis. Variable interest rates are reset on a monthly, quarterly, semiannual, or annual basis based on the performance of underlying securities, additional contract deposits or withdrawals, and the current level of market interest rates. Floating and variable interest rates are guaranteed not to fall below 0% and are backed by the issuer's general account. At December 31, 2003 and 2002, the stated interest rate for the Contracts ranged from .93% to 9.01%. The effective yields during these periods were 4.66% to 5.53%. There are no reserves against contract value for credit risk of the contract issuers or otherwise.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans participating in the Master Trust based upon balances invested by each plan. Net appreciation (depreciation) in fair value of investments represents (i) the difference between fair value at the beginning and end of the year and (ii) the difference between the proceeds received from the sale of investments and the fair value at the beginning of the year of such investments.

The Company manages a portion of the defined benefit plan assets in the Master Trust, which includes all of the limited partnership investments, and the remainder is managed by investment advisors. Investment parameters have been established by the Company, which must be followed by the investment advisors. The investment advisors are monitored and evaluated regularly by the Company.

Certain Master Trust investments are shares of mutual funds managed by State Street Global Advisors, a division of State Street Bank and Trust Company. State Street Bank and Trust Company is the trustee as defined by the Master Trust and, therefore, these transactions qualify as party in interest. Fees paid by the Master Trust for investment management services amounted to $354,699 for the year ended December 31, 2003.

The following presents investments that represent 5 percent or more of the Master Trust's net assets:

| | December 31, 2003 | December 31, 2002 |
|---|---|---|
| Boise Cascade Corporation convertible preferred stock, 4,117,827 and 4,280,615 shares, respectively* | $ 185,302,219 | $ 192,627,692 |
| SSGA S&P 500 Mutual Fund, 1,160,607 and 1,086,075 shares, respectively | 231,457,610 | 168,275,302 |

*Not participant directed.

In 2003, investments in the Master Trust included interest rate future contracts related to certain U.S. Government obligations and stock index futures with underlying collateral of short-term U.S. Government T-bills:

| | | December 31, 2003 | | |
|---|---|---|---|---|
| | | Notional Amount | Contract Value | Fair Value |
| U.S. Treasury futures | Bought | 112,500,000 | $ 123,927,807 | $ 123,930,359 |
| Stock Index futures | Sold | 132,250,000 | 115,164,060 | 115,166,150 |

The fair value of the U.S. Treasury futures was determined by reference to published interest rate futures. The fair value of the stock index futures was determined by reference to published index futures. Both types of futures are included in "Cash and cash items" in the assets and liabilities of the Master Trust. The changes in the fair value of the contracts are included in "U.S. Treasury and stock index futures" in the changes in the assets and liabilities of the Master Trust.

In 2002, investments in the Master Trust included interest rate future contracts related to certain U.S. Government obligations with underlying collateral of long-term U.S. Government bonds:

| | | December 31, 2002 | | |
|---|---|---|---|---|
| | | Notional Amount | Contract Value | Fair Value |
| U.S. Treasury futures | Sold | 38,400,000 | $ (42,694,239) | $ (42,893,520) |
| | Bought | 13,000,000 | 13,868,729 | 13,868,242 |

The fair value of the U.S. Treasury futures was determined by reference to published interest rate futures and are included in "U.S. Government obligations" in the assets and liabilities of the Master Trust.

The Company participates in a security lending agreement with the trustee that requires borrowers pursuant to a securities loan agreement to deliver collateral to secure each securities loan. Such collateral must be delivered prior to or simultaneous with the trustee's delivery of the loaned securities to the borrower. Borrowers are further required to deliver collateral for each loan equal to: (1) in the case of loaned securities denominated in United States dollars or whose primary trading market is located in the United States or sovereign debt issued by foreign governments, 102% of the market value of the loaned securities; and (2) in the case of loaned securities not denominated in United States dollars or whose primary trading market is not located in the United States, 105% of the market value of the loaned securities.

## 5. INCOME TAX STATUS

The Plan obtained its latest determination letter on March 21, 2002, wherein the Internal Revenue Service stated the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since filing for the determination letter. However, the Company believes that the Plan, as modified, continues to be in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Company believes that the Plan was qualified and the related Master Trust was tax exempt as of the financial statement date.

## 6. RECONCILIATION TO FORM 5500

As of December 27, 2003, the Plan had approximately $176 of pending distributions to participants who elected to withdraw from the operation and earnings of the Plan. These amounts are recorded as a liability in the Plan's Form 5500 in accordance with the instructions to that Form; however, these amounts are not recorded as a liability in the accompanying statements of net assets available for benefits in accordance with U.S. generally accepted accounting principles.

There were no reconciling items to the statement of net assets available for benefits for the year ended December 27, 2002. The following table reconciles net assets available for benefits and participant withdrawals for the year ended December 27, 2003 per the financial statements to the Form 5500:

| | 2003 | |
|---|---|---|
| | Participant Withdrawals | Net Assets Available for Benefits |
| Per financial statements | $ 9,445,268 | $ 188,076,011 |
| Accrued benefits payable to participants | 176 | (176) |
| Interplan transfers out classified separately in Form 5500 | (610,191) | - |
| Per Form 5500 | $ 8,835,253 | $ 188,075,835 |

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SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BOISE CASCADE CORPORATION
RETIREMENT SAVINGS PLAN

Date: June 18, 2004

By: 
J. W. Holleran
Senior Vice President

BOISE CASCADE CORPORATION
RETIREMENT SAVINGS PLAN

INDEX TO EXHIBIT
Filed with the Report
on Form 11-K for the Year Ended
December 27, 2003

| Reference | Description | Page Number (1) |
| --- | --- | --- |
| Exhibit A | Consent of Independent Registered Public Accounting Firm Dated June 18, 2004 | F-16 |

(1) This material appears only in the manually signed original of the report on Form 11-K.



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Exhibit Index on Sequential Numbered Page 16

KPMG LLP
Suite 600
205 North 10th Street
PO Box 7787
Boise, ID 83707-1787

**Consent of Independent Registered Public Accounting Firm**

To the Board of Directors and the Retirement Committee of Boise Cascade Corporation and the Plan Administrator of the Boise Cascade Corporation Retirement Savings Plan:

We consent to the incorporation by reference in the registration statement (No. 33-31642) on Form S-8 of Boise Cascade Corporation of our report dated June 11, 2004, with respect to the statements of net assets available for benefits of Boise Cascade Corporation Retirement Savings Plan as of December 27, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 27, 2003, which report appears in the December 27, 2003, Annual Report on Form 11-K of Boise Cascade Corporation Retirement Savings Plan.

KPMG LLP

Boise, Idaho
June 18, 2004

